EXHIBIT 99.2

(An exploration company)

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Fury Gold Mines Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fury Gold Mines Limited and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of (earnings) loss and comprehensive (income) loss, equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

1

Accounting for Equity Method Investment in Dolly Varden Silver Corporation (“Dolly Varden”) – Refer to Notes 1 and 3 to the financial statements

Critical Audit Matter Description

The Company has a 22% interest in Dolly Varden where the remaining 78% interest is held by third-party investors. The Company has accounted for its interest in Dolly Varden under the equity method of accounting as it exercises significant influence, but not control. The Company’s investment in an associate was initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses.

We identified the accounting for equity method investment as a critical audit matter because of its significance to the Company’s financial statements. This required an increased extent of audit effort, including the need to involve the auditor of Dolly Varden.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the equity method investment in Dolly Varden included the following, among others:

•

Evaluated work performed at the underlying equity method investment through oversight of the auditor of Dolly Varden by obtaining and assessing information from the auditor to understand work performed, significant findings or issues identified, actions taken to address them, and conclusions reached;

•	Agreed the underlying information of the equity method investment to the audited financial statements of the Company; and
•

Performed procedures to evaluate subsequent events related to the equity method investment and to assess their impact, if any, on the financial information, up to the date of our auditor’s report on the Company’s financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

April 2, 2024

We have served as the Company's auditor since 2015.

2

Fury Gold Mines Limited
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
		At December 31	At December 31
	Note	2023	2022
Assets
Current assets:
Cash	7	$7,313	$10,309
Marketable securities	8	1,166	582
Accounts receivable		374	369
Prepaid expenses and deposits		592	602
		9,445	11,862
Non-current assets:
Restricted cash	7	144	144
Prepaid expenses and deposits		111	42
Property and equipment	9	588	931
Mineral property interests	10	142,639	145,190
Investments in associates	11	36,248	42,430
		179,730	188,737
Total assets		$189,175	$200,599

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,034	$1,148
Lease liability		154	160
Flow-through share premium liability	12	544	-
		1,732	1,308
Non-current liabilities:
Lease liability		74	227
Provision for site reclamation and closure	13	4,495	4,271
Total liabilities		$6,301	$5,806

Equity:
Share capital	15	$310,277	$306,328
Share option and warrant reserve	16	21,660	20,309
Accumulated other comprehensive loss		(9)	(3)
Deficit		(149,054)	(131,841)
Total equity		$182,874	$194,793
Total liabilities and equity		$189,175	$200,599

Commitments (notes 11(b), 20); Subsequent events (note 23).

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited
Consolidated Statements of (Earnings) Loss and Comprehensive (Income) Loss
(Expressed in thousands of Canadian dollars, except per share amounts)
Years ended December 31
	Note	2023	2022
Operating expenses:
Exploration and evaluation	14	$9,311	$9,217
Fees, salaries and other employee benefits		2,630	3,199
Insurance		646	728
Legal and professional		863	804
Marketing and investor relations		737	809
Office and administration		384	398
Regulatory and compliance		275	218
		14,846	15,373

Other (income) expense, net:
Net gain on disposition of mineral interests	6 & 10	(468)	(48,390)
Losses on marketable securities	8	655	135
Net loss from associates	11	6,182	5,880
Amortization of flow-through share premium	12	(3,345)	(3,124)
Impairment expense	11	-	5,506
Accretion on provision for site reclamation and closure	13	148	94
Interest expense		61	115
Interest income		(590)	(228)
Foreign exchange loss		13	9
Other		-	(91)
		2,656	(40,094)
(Earnings) loss before taxes		17,502	(24,721)
Income tax recovery	5d	(289)	(187)
Net (earnings) loss for the year		17,213	(24,908)

Other comprehensive loss, net of tax

Unrealized currency loss on translation of foreign operations	3s	6	3
Total comprehensive (income) loss for the year		$17,219	$(24,905)

(Earnings) loss per share:
Basic and diluted (earnings) loss per share	19	$0.12	$(0.18)

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	4

Fury Gold Mines Limited
Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2021	125,720,950	$295,464	$18,640	$-	$(156,749)	$157,355
Comprehensive income (loss) for the year	-	-	-	(3)	24,908	24,905
Shares issued pursuant to offering, net of share issue costs	13,750,000	10,864	-	-	-	10,864
Share-based compensation	-	-	1,669	-	-	1,669
Balance at December 31, 2022	139,470,950	$306,328	$20,309	$(3)	$(131,841)	$194,793
Comprehensive loss for the year	-	-	-	(6)	(17,213)	(17,219)
Shares issued pursuant to offering, net of share issue costs (note 15b(i))	6,076,500	3,949	-	-	-	3,949
Share-based compensation (note 16a)	197,345	-	1,351	-	-	1,351
Balance at December 31, 2023	145,744,795	$310,277	$21,660	$(9)	$(149,054)	$182,874

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	5

Fury Gold Mines Limited
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
Years ended December 31
	Note	2023	2022
Operating activities:
Earnings (loss) for the year		$(17,213)	$24,908
Adjusted for:
Interest income		(590)	(228)
Items not involving cash:
Net gain on disposition of mineral interests	6 & 10	(468)	(48,390)
Losses on marketable securities	8	655	135
Depreciation	9	343	341
Impairment expense	11	-	5,506
Net loss from associates	11	6,182	5,880
Amortization of flow-through share premium	12	(3,345)	(3,124)
Accretion of provision for site reclamation and closure	13	148	94
Share-based compensation	16	1,351	1,669
Interest expense		61	100
Changes in non-cash working capital	18	(184)	(903)
Cash used in operating activities		(13,060)	(14,012)
Investing activities:
Interest income		590	228
Acquisition of mineral interests, net of cash acquired	10	-	(1,281)
Option payment received	10	125	310
Acquisition of Universal Mineral Services Ltd	11	-	(1)
Proceeds from disposition of mineral interests, net of transaction costs	6	1,350	4,479
Proceeds from disposition of investment in associate, net of transaction costs	11	-	6,774
Proceeds from sale of marketable securities	8	381	-
Marketable securities additions	8	-	(60)
Decrease (increase) in restricted cash	7	-	(14)
Cash provided by used in investing activities		2,446	10,435
Financing activities:
Proceeds from issuance of common shares, net of costs	15	7,838	10,864
Lease payments		(214)	(235)
Proceeds from share option and warrant exercises	16	-	-
Cash provided by financing activities		7,624	10,629
Effect of foreign exchange on cash		(6)	(2)
Increase (decrease) in cash		(2,996)	7,050
Cash, beginning of the year		10,309	3,259
Cash, end of the year	7	$7,313	$10,309

Supplemental cash flow information (note 18).

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	6

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At December 31, 2023, the Company had two principal projects: Eau Claire in Quebec and Committee Bay in Nunavut. At December 31, 2023, the Company held a 50.022% interest in the Eleonore South Joint Venture (“ESJV”), which was then increased to 100% as part of a transaction that closed on February 29, 2024.

Sale of Homestake Resources Corporation (“Homestake Resources”)

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden. Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (“the Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022. As a result, Fury acquired the 76,504,590 Dolly Varden Shares on February 25, 2022, representing approximately 35.33% of the Dolly Varden Shares outstanding and 32.88% of Dolly Varden on a fully diluted basis as of that date.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Forrester “Tim” Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

(a)

On October 13, 2022, the Company announced that it had completed a non-brokered sale agreement to sell 17,000,000 common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares (note 11). The net proceeds received by the Company upon close of the transaction was $6,774. As of December 31, 2023, the Company held a 22.03% interest in Dolly Varden.

(b)

On March 12, 2024, the Company sold 5,450,000 common shares of Dolly Varden at $0.735 per Share for gross proceeds of $4,006, thus reducing its position to 19.99% of Dolly Varden, and decreasing its right to one director on Dolly Varden under its Investors Rights Agreement, to which notice have been given. (Note 23g)

Acquisition of 25% equity interest in Universal Mineral Services Ltd. (“UMS”)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc, Coppernico Metals Inc, and Torq Resources Inc. who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, another director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	7

Increase in ownership interest of Éléonore South Joint Venture (“ESJV”) and amended joint venture arrangement

On September 12, 2022, the Company and its joint operation partner Newmont Corporation (“Newmont”), through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the ESJV, on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests at December 31, 2022 and 2023 were held 50.022% by the Company and 49.978% by Newmont, with Fury Gold remaining operator under an amended and restated joint operating agreement.

Subsequent to December 31, 2023, the Company and its joint operation partner Newmont Corporation (“Newmont”), through their respective subsidiaries, entered into a new agreement whereby the Company acquired 100% control of the interests, consolidating these properties into the Company’s portfolio. The transaction closed on February 29, 2024 (note 23d).

Note 2: Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the year ended December 31, 2023. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and the former Standing Interpretations Committee (“SICs”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 2, 2024.

Note 3: Material Accounting Policy Information

a) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

b) Currency of presentation

The Company’s presentation currency is the Canadian (“CAD”) dollar. All amounts, with the exception of per share amounts, are expressed in thousands of Canadian dollars, unless otherwise stated. References to US$ are to United States (“US”) dollars.

c) Basis of preparation and consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. All intercompany balances and transactions have been eliminated.

The subsidiaries (with a beneficial interest of 100%) of the Company as at December 31, 2023 were as follows:

Subsidiary	Place of incorporation	Functional currency
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD
North Country Gold Corp. (“North Country”)	BC, Canada	CAD

(a) The entity is incorporated federally in Canada.

(b) Fury Gold USA provided certain administrative services with respect to employee benefits for US resident personnel.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	8

Investments in associates and joint arrangements

These consolidated financial statements also include the following joint arrangements and investments in associates:

Associates and joint arrangement	Ownership interest	Location	Classification and accounting method
Dolly Varden	22.030%	BC, Canada	Associate; equity method
UMS	25.000%	BC, Canada	Associate; equity method
ESJV	50.022%	Quebec, Canada	Joint operation

d) Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on the basis of the currency of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its subsidiaries, with the exception of Fury Gold USA, is the Canadian dollar. Fury Gold USA’s functional currency has been determined to be the US dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of loss and comprehensive loss for the period in which they arise.

e) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2023 and 2022, the Company did not have any cash equivalents.

f) Property and equipment

Property and equipment are stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

•	Computer equipment	3 years

•	Machinery and equipment	5-10 years

•	Right-of-use (“ROU”) assets	the lease term, unless the transfer of the asset ownership is reasonably certain at the end of the lease term, whereupon depreciation is over the useful life.

g) Mineral property interests and exploration expenditures

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	9

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities including, but not limited to, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, and payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statements of loss and comprehensive loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are expensed to the consolidated statements of loss and comprehensive loss.

The Company assesses mineral property interests for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

(h) Joint arrangement

The Company conducts a portion of its business through a joint arrangement where the parties are bound by contractual arrangements establishing joint control with decisions about the relevant activities that significantly affect the returns of the investee requiring unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee, therefore the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement.

(i) Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	10

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of its associate are recognized in net (earnings)/loss during the period.

j) Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the consolidated statements of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the consolidated statements of (earnings) loss and comprehensive (income) loss.

k) Leases

The Company assesses if a contract is or contains a lease at inception of the contract. Control is considered to exist if the contract conveys the right to control the use of an identified asset during the term of the lease. When a lease is identified, a right-of-use asset and a corresponding lease liability are recognized, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an expense in profit or loss on a straight-line basis.

Right-of-use assets, which are included in property and equipment, are recognized at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs and decommissioning and restoration costs, less any lease incentives received. Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis, except where ownership is expected to be transferred at the end of the lease, whereby the asset is depreciated over its useful life.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease or the Company’s incremental borrowing rate, if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable payments that depend on an index or rate;

•	amount expected to be payable by the lessee under residual value guarantees;

•	exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	penalties for terminations, unless the Company is reasonably certain the options will not be exercised.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	11

l) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

m) Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when an environmental disturbance is caused by the exploration, development, or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project as soon as the obligation to incur such costs arises, as well when changes in estimates occur year over year. These costs are charged to the consolidated statements of loss and comprehensive loss over the life of the operation through amortization and the unwinding of the discount in the provision.

n) Flow-through common shares

Canadian income tax legislation permits companies to issue flow-through instruments whereby the income tax deductions generated by eligible expenditures of the Company, defined in the Income Tax Act (Canada) as qualified Canadian exploration expenses (“CEE”), are claimed by the investors rather than by the Company. Shares issued on a flow-through basis are typically sold at a premium above the market share price which relates to the tax benefits that will flow through to the investors. The Company often issues flow-through shares as part of its equity financing transactions in order to fund its Canadian exploration activities. The Company estimates the portion of the proceeds attributable to the premium as being the excess of the flow-through share price over the market share price of the common shares without the flow-through feature at the time of issuance. The premium is recorded as a liability which represents the Company’s obligation to spend the flow-through funds on eligible expenditures and is amortized through the consolidated statements of (earnings) loss and comprehensive (income) loss as the eligible expenditures are incurred.

o) (Earnings) Loss per share

Basic (earnings) loss per share is calculated by dividing the net (earnings) loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of share options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

p) Share-based compensation

Options

From time to time, the Company grants share options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of share options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statements of loss and comprehensive loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	12

Where the terms and conditions of options are modified before they vest, any change in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statements of loss and comprehensive loss over the remaining vesting period.

Equity instruments granted to non-employees are recorded in the consolidated statements of loss and comprehensive loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Costs related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in the share option and warrant reserve until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in share option and warrant reserve is reclassified to share capital along with any consideration paid.

Deferred, Performance and Restricted Share Units (“DSU”, “PSU” and “RSU”)

Under the Company’s Long-term incentive (“LTI”) plan, the board can issue DSU’s, PSU’s or RSU’s to eligible members of management and or the board. The fair value of these shares will be determined at the time that they are granted and will be charged to the consolidated statements of (earnings) loss and comprehensive (income) loss at the time all vesting criteria have been met.

DSU’s, PSU’s or RSU’s issued under the Company’s LTI plan vest on or before the third anniversary of the grant or as otherwise provided and may be settled in the form of the Company's common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date.

The Company has historically settled RSUs in common shares. The Company has no present obligation to settle these in cash.

q) Income taxes

Income tax reported in the consolidated statements of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statements of (earnings) loss and comprehensive (income) loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	13

r) Financial instruments

The Company recognizes financial assets and liabilities on its consolidated statements of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss for which transaction costs are expensed in the period in which they are incurred.

i)	Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

ii)	Fair value through other comprehensive income (”FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any financial assets classified as FVTOCI at December 31, 2023 and 2022.

iii)	Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 20.

iv)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements, and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading, or designated as at FVTPL, are measured at amortized cost using the effective interest method.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	14

v)	Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

(s) Other Comprehensive (Income) loss

Other comprehensive (income) loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive (income) loss comprises net (earnings) loss and other comprehensive loss. Foreign currency translation differences arising on translation of subsidiaries with a different functional currency are also included in other comprehensive loss.

Note 4: Changes in accounting standards

Application of new and revised accounting standards:

The Company has adopted the following amended accounting standards and policies effective January 1, 2023. There was no impact to the Company’s financial statements for the year ended December 31, 2023 upon adoption.

Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies

The Company has adopted the amendments to IAS 1 in the current year. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

There was no impact to the Company’s financial statements for the year ended December 31, 2023 upon adoption.

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce a definition of ‘accounting estimates’ and clarify the difference between changes in accounting policies and changes in accounting estimates.

There was no impact to the Company’s financial statements for the year ended December 31, 2023 upon adoption.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	15

Amendments to IAS 12 – Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Company has adopted the amendments to IAS 12 in the current year. The amendments narrow the scope of the initial recognition exemption (“IRE”) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision.

There was no impact to the Company’s financial statements for the year ended December 31, 2023 upon adoption.

Amendments to IAS 12 – Income Taxes International Tax Reform – Pillar Two

The Company has adopted the amendments to IAS 12 in the current year. The IASB amends the scope of IAS 12 to clarify that the Standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The amendments introduce a temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognise nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

There was no impact to the Company’s financial statements for the year ended December 31, 2023 upon adoption.

New and amended standards not yet effective:

The following new and amended standards, which are not yet effective, have not been applied by the Company in these financial statements.

Amendments to IAS 1 Presentation of Financial Statements — Classification of Liabilities as Current or Non-current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after 1 January 2024, with early application permitted.

Management does not expect the adoption of these amendments would have a material impact to the Company's financial statements.

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures — Supplier Finance Arrangements

The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

Management does not expect the adoption of these amendments would have a material impact to the Company's financial statements.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	16

Amendment to IFRS 16 Leases — Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted.

Management does not expect the adoption of these amendments would have a material impact to the Company's financial statements.

Note 5: Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a) Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(b) Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

(c) Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit (“CGU”) level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	17

(d)  Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2023, the Company received a refund of $307 consisting of $304 principal and $3 interest (December 31, 2022 – $187) which was classified as income tax recoveries on the consolidated statements of (earnings) loss and comprehensive (income) loss.

(e) Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

(f) Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

(g) Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(h) Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability.

Key assumptions included in the estimate of the reclamation obligations for the Company’s properties in Quebec and Nunavut were as follows:

Years ended December 31
	2023	2022
Risk-free interest rate	3.02%	3.28%
Annual inflation	2.25%	2.50%

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	18

(i) Share-based compensation

The Company determines the fair value of equity-settled share-based payments using the fair value of the equity instruments at the grant date. For options granted, the Company uses the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

(j) Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Note 6: Sale of Homestake Resources

On February 25, 2022, the Company completed the sale of Homestake Resources to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden (note 1). The Company’s resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method (note 3i). The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition, calculated as follows:

Net assets derecognized:	Total
Mineral interests	$16,460
Reclamation bond	68
$16,528
Net proceeds:
Cash	$5,000
Working capital adjustment	68
76,504,590 common shares of Dolly Varden	60,439
Transaction costs	(589)
$64,918
Net gain on disposition	$48,390

The fair value of the common shares of Dolly Varden received on date of disposition is based on the market price of the shares at the date of disposition of $0.79 per share.

The Company had sufficient non-capital losses at December 31, 2022 to offset the capital gain arising on disposition of Homestake Resources. As such, there was nil tax payable on the sale of Homestake Resources.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	19

Note 7: Cash and restricted cash

	At December 31
	2023	2022
Cash	$7,313	$10,309
Restricted cash	144	144
	$7,457	$10,453

Restricted cash includes an amount of $75 (December 31, 2022 – $75) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company’s Committee Bay project. Restricted cash is classified as a non-current asset and is not available for use within one year of the date of the consolidated statements of financial position.

Note 8: Marketable securities

Total
Balance at December 31, 2021	$605
Additions	110
Unrealized net loss	(135)
Balance at December 31, 2022	$582
Additions	1,619
Sale of marketable securities	(381)
Realized gain on disposition	293
Unrealized net loss	(947)
Balance at December 31, 2023	$1,166

During the year ended December 31, 2023 the Company received 3,500,000 common shares of Ophir Gold Corp in respect of the sale of certain mineral claims in Quebec. Additionally, the Company received 650,000 Q2 Metals Corp common shares as settlement for a royalty extinguishment agreement which had nil carrying value at the time of the transaction as well as 1,237,216 Benz Mining Corp common shares as part of the 3rd option payment for the Eastmain Mine property agreement.

Purchases and sales of marketable securities are accounted for as of the trade date.

Note 9: Property and equipment

Property and equipment are recorded at cost, and at December 31, 2023 and 2022, were comprised as follows:

	Machinery and equipment	Office lease	Other	Total
Cost
At December 31, 2021	$2,191	$531	$11	$2,733
Additions during 2022	81	-	-	81
At December 31, 2022 and 2023	$2,272	$531	$11	$2,814

Accumulated depreciation
At December 31, 2021	$(1,389)	$(150)	$(3)	$(1,542)
Depreciation for the year	(204)	(133)	(4)	(341)
At December 31, 2022	$(1,593)	$(283)	$(7)	$(1,883)
Depreciation for the year	(205)	(134)	(4)	(343)
At December 31, 2023	$(1,798)	$(417)	$(11)	$(2,226)

Net book value
At December 31, 2022	$679	$248	$4	$931
At December 31, 2023	$474	$114	$-	$588

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	20

Note 10: Mineral property interests

The Company’s principal resource properties are located in Canada.

Quebec

The Company maintains interests in 12 properties within the James Bay region of Quebec. The principal projects are:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres (“km”) northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800 km north of Montreal, Quebec. The property consists of map-designated claims totaling approximately 23,000 hectares.

Eastmain Mine

The Eastmain Mine project hosts the Eastmain Mine gold deposit. The past-producing Eastmain Mine project comprises 152 mineral claims and an industrial lease. Located on the eastern most part of the Upper Eastmain River Greenstone Belt of the James Bay District of northern Quebec, the property covers approximately 80 km2 of highly prospective terrain.

In 2019, Benz Mining entered into an option agreement with Eastmain to allow Benz Mining the option to earn a 75% interest in certain Eastmain Mine property in return for making option payments of $2,320 between October 2019 and October 2023, and incurring exploration expenditures of $3,500 on the property. The option payments may be settled in both cash and shares. This option agreement was subsequently amended in April 2020 to grant Benz Mining the option to earn up to 100% of the Ruby Hill properties located to the west of the Eastmain Mine project. The Company would retain 1-2% net smelter royalties in respect of the properties following completion of the option agreement requirements. During November 2023 the Company received $1,350 in cash and $396 worth of Benz Mining common shares to finalize the 75% interest acquisition. After completion of the 75% acquisition, Benz Mining may acquire the remaining 25% interest upon payment of $1,000 upon closing of project financing, and $1,500 upon commencement of commercial production.

Éléonore South Joint Venture (“ESJV”)

The ESJV project consists of two separate blocks of map-designated claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Quebec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project is a joint operation and project ownership is based on participation in the funding of annual exploration programs. At December 31, 2023 the project was held by the partners approximately as follows: Fury Gold 50.022% and Newmont 49.978%. The Company is the operator of the project.

Subsequent to December 31, 2023, the Company and its joint operation partner Newmont Corporation (“Newmont”), through their respective subsidiaries, entered into a new agreement whereby the Company acquired 100% control of the interests, consolidating these properties into the Company’s portfolio. The transaction closed on February 29, 2024 (note 23d).

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	21

Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid Greenstone Belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

	Quebec	Nunavut	British Columbia	Total
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693
Sale of Homestake Resources (note 1)	-	-	(16,460)	(16,460)
Acquisition of additional ownership interest in ESJV (note 1)	1,281	-	-	1,281
Option payment received	(310)	-	-	(310)
Change in estimate of provision for site reclamation and closure (note 13)	(409)	395	-	(14)
Balance at December 31, 2022	$125,656	$19,534	$-	$145,190
Option payment received	(880)	-	-	(880)
Disposition	(1,746)	-	-	(1,746)
Change in estimate of provision for site reclamation and closure (note 13)	(52)	127	-	75
Balance at December 31, 2023	$122,978	$19,661	$-	$142,639

During the years ended December 31, 2023 and 2022, the Company received settlement for the sale of certain common shares of publicly traded entities. These have been classified as marketable securities (note 8).

On December 12, 2022, the Company entered into an Option Agreement (“the Ophir Agreement”), pursuant to which Ophir Gold Corp. (the “Optionee”) would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three-year period, payments of which may be accelerated by the Optionee. The Company shall retain a 2% NSR on the property, three-quarters of which may be purchased by the Optionee for $1,500. The Agreement was subject to certain closing conditions, which were met on January 25, 2023. The first option payment, comprising a cash payment of $50 and 2,500,000 common shares of Ophir Gold with a fair value of $625, was received upon closing, while the second option payment was received during December 2023 comprising of $75 cash and 1,000,000 common shares with a fair value of $130 upon date of receipt for a total of $880. The common shares of Ophir Gold have been classified as marketable securities (note 3).

On August 16, 2023 the Company entered into a royalty extinguishment agreement whereby certain Eastmain net smelter royalties of the Mia project were extinguished in exchange for marketable securities to the value of $468 as at the date of the agreement.

In November 2023, the Company received the final option payment of $1,725, comprising of $1,350 cash and 1,237,216 shares with a fair value upon date of receipt of $396 for a total of $1,746, from Benz Mining in respect of the option agreement to acquire 75% of certain Eastmain Mine properties and Ruby Hill properties (year ended December 31, 2022 - $310 cash).

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	22

Note 11: Investments in associates

(a) Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates as at December 31, 2023, were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2021	$-	$-	$-
Acquisition of equity investment	60,439	151	60,590
Disposal (note 1)	(12,280)	-	(12,280)
Company’s share of net loss of associates	(5,856)	(24)	(5,880)
Carrying amount at December 31, 2022	$42,303	$127	$42,430
Company’s share of net loss of associates	(6,177)	(5)	(6,182)
Carrying amount at December 31, 2023	$36,126	$122	$36,248

The quoted fair market value of the Company’s interest in Dolly Varden at December 31, 2023 was $51,769 (December 31, 2022 - $53,554) based on the closing share price on that date.

On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden, comprising 22.2% of the Company’s equity interest in Dolly Varden acquired as part of the disposition of Homestake Resources (note 1), for total gross proceeds of $6,800. As at September 30, 2022, the sale was considered highly probable; therefore, the partial investment in associate represented by the 17,000,000 common shares was classified as an asset held for sale. The Company remeasured the carrying amount of the shares held for sale as the lower of cost and FVLCD and recognized an impairment expense of $5,506 in respect of the disposal. A reconciliation of the impairment expense is as follows:

Carrying amount, investment in Dolly Varden	$55,265
Equity interest transferred to held for sale	22.2%
Carrying amount transferred to asset held for sale	12,280
Less: FVLCD	(6,774)
Impairment expense recognized	$5,506

For the year ended December 31, 2022, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Year ended December 31, 2022	Dolly Varden	UMS	Total
Cost recoveries	$-	$(4,412)	$(4,412)
Exploration and evaluation	16,936	1,642	18,578
Marketing	1,057	312	1,369
Share-based compensation	1,786	2,433	4,219
Administrative and other	(508)	121	(387)
Net loss of associate, 100%	19,271	96	19,367
Average equity interest for the year	30.4%	25%
Company’s share of net loss of associates	$5,856	$24	$5,880

The net loss for the associates in 2022 includes the periods February 25, 2022 to December 31, 2022 for Dolly Varden and April 1, 2022 to December 31, 2022 for UMS as these are the periods they were considered to be equity investees.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	23

For the year ended December 31, 2023, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Year ended December 31, 2023	Dolly Varden	UMS	Total
Cost recoveries	$-	$(5,517)	$(5,517)
Exploration and evaluation	24,806	1,907	26,713
Marketing	1,409	464	1,873
Share-based compensation	1,971	-	1,971
Administrative and other	(1,536)	3,166	1,630
Net loss of associate, 100%	26,650	20	26,670
Average equity interest for the period	23.18%	25%
Company’s share of net loss of associates	$6,177	$5	$6,182

The Company’s equity share of net assets of associates at December 31, 2022, is as follows:

	Dolly Varden	UMS
Current assets	$28,914	$879
Non-current assets	155,198	2,750
Current liabilities	(4,100)	(1,654)
Non-current liabilities	-	(1,467)
Net assets, 100%	180,012	508
Company’s equity share of net assets of associate	$42,303	$127

The Company’s equity share of net assets of associates at December 31, 2023, is as follows:

	Dolly Varden	UMS
Current assets	$11,468	$844
Non-current assets	153,296	2,468
Current liabilities	(804)	(1,484)
Non-current liabilities	-	(1,340)
Net assets, 100%	163,960	488
Company’s equity share of net assets of associate	$36,126	$122

(b) Services rendered and balances with UMS

	Years ended December 31
	2023	2022
Exploration and evaluation costs	$872	$590
General and administration	714	841
Total transactions for the year	$1,586	$1,431

The outstanding balance owing at December 31, 2023 was $103 (December 31, 2022 – $240) which is included in accounts payable.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at December 31, 2023, the Company expects to incur approximately $381 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 16). The Company recognized a share-based compensation expense of $317 for the year ended December 31, 2023 in respect of share options issued to UMS employees (December 31, 2022 - $483) which is included within employee benefits and exploration and evaluation costs.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	24

Note 12: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

In March 2023, the Company completed an equity financing by raising $8,750 through the issuance of 6,076,500 flow-through subscription receipts.

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Expenditures	Flow through premium liability
Balance at December 31, 2021	$7,290	$3,124
Flow-through eligible expenditures	(7,290)	(3,124)
Balance at December 31, 2022	$-	$-
Flow-through funds raised	8,750	3,889
Flow-through eligible expenditures	(7,527)	(3,345)
Balance at December 31, 2023	$1,223	$544

Note 13: Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay and Quebec properties. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions used to calculate the present value of the future estimated cash flows of the Company’s projects are as follows:

•	Undiscounted cash flow obligation for site reclamation of $6,246 (December 31, 2022 – $6,065);

•	Expected timing of future cash flows which is between the years 2026 and 2041;

•	Annual inflation rate of 2.25% (December 31, 2022 – 2.5%); and

•	Risk-free interest rate of 3.02% (December 31, 2022 – 3.28%).

The present value of the liability for the site reclamation and closure provision for the Company’s projects was as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2021	$1,934	$2,256	$4,190
Accretion	42	52	94
Change in estimate	(409)	396	(13)
Balance at December 31, 2022	$1,567	$2,704	$4,271
Accretion	54	94	148
Change in estimate	(52)	128	76
Balance at December 31, 2023	$1,569	$2,926	$4,495

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	25

Note 14: Exploration and evaluation costs

For the years ended December 31, 2023 and 2022, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,538	$44	$-	$1,582
Exploration drilling	2,250	-	-	2,250
Camp cost, equipment and field supplies	936	194	-	1,130
Geological consulting services	7	16	-	23
Geophysical analysis	165	-	-	165
Permitting, environmental and community costs	235	158	-	393
Expediting and mobilization	17	-	-	17
Salaries and wages	1,987	23	-	2,010
Fuel and consumables	481	-	-	481
Aircraft and travel	784	(1)	-	783
Share-based compensation	465	12	-	477
Total for year ended December 31, 2023	$8,865	$446	$-	$9,311

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,638	$50	$2	$1,690
Exploration drilling	1,768	-	-	1,768
Camp cost, equipment and field supplies	844	193	10	1,047
Geological consulting services	50	13	-	63
Geophysical analysis	127	-	-	127
Permitting, environmental and community costs	163	164	-	327
Expediting and mobilization	12	-	-	12
Salaries and wages	2,330	45	1	2,376
Fuel and consumables	537	-	-	537
Aircraft and travel	768	21	-	789
Share-based compensation	471	9	1	481
Total for year ended December 31, 2022	$8,708	$495	$14	$9,217

Note 15: Share capital

(a) Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	26

(b) Share issuances

During the year ended December 31, 2023:

i.

The Company closed the “March 2023 Offering”, issuing 6,076,500 flow-through common shares for gross proceeds of $8,750. Share issue costs related to the March 2023 Offering totaled $912, which included $525 in commissions and $387 in other issuance costs. A reconciliation of the impact of the March 2023 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $1.44 per share	6,076,500	$8,750
Cash share issue costs	-	(912)
Proceeds net of share issue costs	6,076,500	$7,838
Less: flow-through share premium liability (note 12)	-	(3,889)
Total allocated to share capital	6,076,500	$3,949

ii.

On December 27, 2023, the company issued 197,345 Restricted Share Units (“RSUs”) which vested on the same date, and another 273,542 were approved subsequent to year end, for issuance during January 2024, which were issued on January 31, 2024 as part of the Company’s Long-term incentive plan. (Note 23b)

During the year ended December 31, 2022:

i.

The Company closed the “April 2022 Offering”, a non-brokered private equity placement, for gross proceeds of $11,000 which consisted of 13,750,000 common shares priced at $0.80 per share. Proceeds from the Private Placement were used to fund exploration at the Company’s Eau Claire project in Quebec and for general working capital.

Share issue costs related to the April 2022 Offering totaled $136. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.80 per share	13,750,000	$11,000
Cash share issue costs	-	(136)
Proceeds net of share issue costs	13,750,000	$10,864

Note 16: Share-based compensation and warrant reserve

(a) Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the years ended December 31, 2023 and 2022, the Company recognized share-based compensation expense as follows:

	Years ended December 31
	2023	2022
Recognized in net loss (earnings) and included in:
Exploration and evaluation costs	$477	$481
Fees, salaries and other employee benefits	874	1,188
Total share-based compensation expense	$1,351	$1,669

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	27

During the year ended December 31, 2023, the Company granted 3,134,800 (December 31, 2022 – 3,430,000) share options to directors, officers, employees, and certain consultants who provide certain on-going services to the Company, representative of employee services. The weighted average fair value per option of these share options was calculated as $0.47 (December 31, 2022 – $0.46) using the Black-Scholes option valuation model at the grant date. In addition to options, the Company also granted 197,345 RSU’s during the year ended December 31, 2023, (December 31, 2022) to officers and employees which have all vested and were settled through the issuance of common shares.

The fair value of the share-based options granted during the years ended December 31, 2023 and 2022 was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years ended December 31
	2023	2022
Risk-free interest rate	3.06%	2.20%
Expected dividend yield	Nil	Nil
Share price volatility	68%	67%
Expected forfeiture rate	4.7%	2.5%
Expected life in years	5.0	5.0

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b) Long-term incentive plan

On June 29, 2023 the Company adopted a new Long-Term Incentive Plan (“LTI Plan”) which strives to accelerate and encourage additional share ownership by its employees, officers and directors. The LTI plan provides for the awarding of share options, performance share units, restricted share units and deferred share units. The LTI Plan limits the number of shares reserved for issuance under the LTI Plan, together with all other security-based compensation arrangements of the Company to 10% of the issued and outstanding Shares.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)
Outstanding, December 31, 2021	6,751,997	$2.00
Granted	3,430,000	1.00
Expired	(608,237)	4.65
Forfeited	(693,436)	1.77
Outstanding, December 31, 2022	8,880,324	$1.44
Granted	3,134,800	0.80
Expired	(1,672,087)	1.58
Forfeited	(391,435)	0.95
Outstanding, December 31, 2023	9,951,602	$1.23

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	28

The number of Restricted Share Units Issued and outstanding and the weighted average exercise price were as follows:

	Number of RSU’s	Weighted average vesting price ($/ share)
Outstanding, December 31, 2022	-	$-
Granted	197,345	0.60
Settled	(197,345)	(0.60)
Outstanding, December 31, 2023	-	$-

All Restricted Share Units granted during 2023, also vested and settled through issuance of common shares.

As at December 31, 2023, the number of share options outstanding was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.00	6,922,993	0.91	3.46	5,647,193	0.93	3.31
$1.00 – $1.95	893,609	1.79	1.19	893,609	1.79	1.19
$2.05	2,135,000	2.05	1.81	2,135,000	2.05	1.81
	9,951,602	1.23	2.90	8,675,802	1.30	2.72

(c) Share purchase warrants

The number of share purchase warrants outstanding at December 31, 2023 was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding at December 31, 2021	8,211,453	$1.27
Expired during 2022	(750,003)	1.95
Outstanding at December 31, 2022 and 2023	7,461,450	$1.20

The following table reflects the warrants issued and outstanding as of December 31, 2023:

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

Note 17: Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the CEO, Chief Financial Officer (“CFO”) and Senior VP, Exploration.

The remuneration of the Company’s key management personnel was as follows:

Years ended December 31
	2023	2022
Short-term benefits provided to executives (a)	$1,109	$1,719
Directors’ fees paid to non-executive directors	289	203
Share-based payments	1,013	1,059
Total	$2,411	$2,981

(a)	Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statements of financial position, and other annual employee benefits.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	29

Note 18: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Years ended December 31
	2023	2022
Accounts receivable	$(5)	$(47)
Prepaid expenses and deposits	(59)	(94)
Accounts payable and accrued liabilities	(120)	(762)
Changes in non-cash working capital	$(184)	$(903)

Operating activities include the following cash received:

	Years ended December 31
	2023	2022
Income taxes refunded	$(307)	$(187)
Income taxes paid	18	-
Income tax expense (recovery)	$(289)	$(187)

Note 19: (Earnings) loss per share

For the years ended December 31, 2023 and 2022, the weighted average number of shares outstanding and (earnings) loss per share were as follows:

Years ended December 31
	2023	2022
Net loss (earnings)	$17,213	$(24,908)
Weighted average basic number of shares outstanding	144,184,481	139,470,950
Basic loss (earnings) per share	$0.12	$(0.18)
Weighted average diluted number of shares outstanding	144,184,481	139,481,236
Diluted loss (earnings) per share	$0.12	$(0.18)

Note 20: Financial instruments

The Company’s financial instruments as at December 31, 2023, consisted of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a)  Financial assets and liabilities by categories

	At December 31, 2023			At December 31, 2022
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$7,313	$-	$7,313	$10,309	$-	$10,309
Marketable securities	-	1,166	1,166	-	582	582
Deposits	100	-	100	25	-	25
Accounts receivable	374	-	374	369	-	369
Total financial assets	$7,787	$1,166	$8,953	$10,703	582	$11,285
Accounts payable and accrued liabilities	1,034	-	1,034	1,148	-	1,148
Total financial liabilities	$1,034	$-	$1,034	$1,148	$-	$1,148

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	30

(b)  Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

The Company’s financial instruments measured at fair value on a recurring basis were as follows:

	At December 31
	2023	2022
Marketable securities	$1,166	$582

(a) Marketable securities included in level 2 include warrants that were valued using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates.

During the years ended December 31, 2023 and 2022, there were no financial assets or financial liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as level 2 or 3 in the fair value hierarchy.

(c)  Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk, interest rate risk and price risk. As at December 31, 2023, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at December 31, 2023, the Company had unrestricted cash of $7,313 (December 31, 2022 – $10,309), working capital surplus of $7,713 (December 31, 2022 – $10,554), which the Company defines as current assets less current liabilities, and an accumulated deficit of $149,054 (December 31, 2022 – $131,841). During the year ended December 31, 2023, Fury Gold incurred a comprehensive loss of $17,219 (December 31, 2022 – income of $24,905). With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	31

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2023
Accounts payable and accrued liabilities	$1,034	$-	$-	$1,034
Quebec flow-through expenditure requirements	1,223	-	-	1,223
Undiscounted lease payments	189	64	-	253
Total	$2,446	$64	$-	$2,510

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $298 were made during the year ended December 31, 2023, in respect of these mineral claims (December 31, 2022 - $215), with $78 recognized in prepaid expenses as at December 31, 2023 (December 31, 2022 – $78).

Credit risk

The Company’s cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables and a receivable from a reputable supplier of services in Canada.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

Years ended December 31
	2023	2022
Financial assets
US$ bank accounts	$1	$1
Financial liabilities
Accounts payable	(7)	(61)
	$(6)	$(60)

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 8) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net loss.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	32

Note 21: Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue exploration of resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets, or adjust the amount of cash and investments.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends, does not have any long-term debt, and is not subject to any externally imposed capital requirements. The capital of the Company was determined as follows:

Years ended December 31
2023		2022
Equity	$182,874	$194,793
Less: cash	(7,313)	(10,309)
	$175,561	$184,484

The Company expects its capital resources to support its current forecasted project expenditures at the Eau Claire project and the Éléonore South project and other corporate activities. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Note 22: Income taxes

Income tax recovery provision

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

	Years ended December 31
	2023	2022
(Earnings) Loss before income taxes	$17,502	$(24,721)
Canadian federal and provincial income tax rates	27%	27%
Expected income tax expense (recovery)	(4,725)	6,675
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	432	448
Share issuance costs	(246)	(37)
Adjustment to tax estimates	934	114
Amortization of flow-through share premium	(903)	(844)
Flow-through expenditures renunciation	1,995	1,934
Difference in future and foreign tax rates	42	81
Sale of Homestake Resource Corporation	-	(3,021)
Other	503	497
Increase (decrease) in unrecognized tax asset	1,679	(6,034)
Income tax expense (recovery)	$(289)	$(187)

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	33

Significant components of deferred tax asset and liabilities are:

	December 31 2022	Net loss	December 31 2023
Deferred income tax assets
Non-capital losses carried forward	$13,635	$557	$14,192
Capital losses carried forward	73	(18)	55
Share issuance costs and CEC	317	39	356
Investments	22	76	98
Investments in associates	633	840	1,473
Site reclamation obligations	1,145	61	1,206
Property and equipment	427	52	479
Mineral property interests	4,973	30	5,003
Capital lease obligation	104	(43)	61
	21,329	1,594	22,923
Deferred income tax liabilities
Property and equipment	(53)	29	(24)
Mineral property interests	(545)	28	(517)
Investments	(28)	28	-
Net deferred tax assets	20,702	1,679	22,381
Unrecognized deferred tax assets	(20,702)	(1,679)	(22,381)
Net deferred tax balance	$-	$-	$-

	December 31 2021	Net loss	December 31 2022
Deferred income tax assets
Non-capital losses carried forward	$21,032	$(7,397)	$13,635
Capital losses carried forward	183	(110)	73
Share issuance costs and CEC	552	(235)	317
Investments	18	4	22
Investments in associates	-	633	633
Site reclamation obligations	1,121	24	1,145
Property and equipment	376	51	427
Mineral property interests	5,001	(28)	4,973
Capital lease obligation	124	(20)	104
Other	63	(63)	-
	28,470	(7,141)	21,329
Deferred income tax liabilities
Property and equipment	(86)	33	(53)
Mineral property interests	(1,606)	1,061	(545)
Investments	(42)	14	(28)
Net deferred tax assets	26,736	(6,034)	20,702
Unrecognized deferred tax assets	(26,736)	6,034	(20,702)
Net deferred tax balance	$-	$-	$-

The Company has accumulated non-capital tax losses of approximately $54,073 (December 31, 2022 – $51,335) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital tax losses will, if unused, expire between 2025 and 2043. The Company has not recognized any deferred tax assets at December 31, 2023, in respect of these non-capital losses due to the uncertainty that future operations will generate sufficient taxable income to utilize these non-capital losses.

The Company has $111 accumulated tax capital losses (December 31, 2022 – $247) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	34

Note 23: Subsequent events

(a)

On January 9, 2024, the Company issued 1,318,623 RSU’s to directors, officers, and employees. The RSU’s were issued in accordance with the Company’s LTI plan (note 16b), with a Black Scholes fair value of $0.80 per RSU, one third vesting annually on the anniversary and paid out as fully paid shares. The Company also approved 235,080 RSU’s to directors vesting quarterly in 2024. In addition, 70,000 share purchase options, vesting over 18 months with a Black Scholes fair value of $0.25 per option was issued to a consultant.

(b)

On January 31, 2024, the company issued 273,542 RSU’s to directors, officers, and employees. The RSU’s were issued in accordance with the Company’s LTI plan (note 16b), which vested on the same day and paid out as fully paid shares.

(c)	On February 2, 2024, the Company issued 75,000 share options to a contractor, vesting over 18 months and having a Black Scholes fair value of $0.19 per share option at the time.

(d)

On February 29, 2024, the Company, and its joint operation partner Newmont Corporation (“Newmont”), through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio. As part of the transaction, the Company acquired 30,392,372 shares of Sirios Resources Inc. from Newmont which represented a 10.98% share at the time.

(e)	On March 12, 2024, the Company closed the sale of 5,450,000 common shares of Dolly Varden at $0.735 per Share for gross proceeds of $4,006.

Fury Gold Mines Limited Notes to the 2023 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	35